Product supplement no. UBS-8-A-II
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated January 25, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Trigger Yield Optimization Notes

General

- JPMorgan Chase & Co. may offer and sell trigger yield optimization notes linked to the common stock of an issuer, which we refer to as an Underlying Stock, from time to time. As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the Underlying Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement no. UBS-8-A-II describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.

- The notes are senior unsecured obligations of JPMorgan Chase & Co. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase & Co.

- We will pay interest at the interest rate specified in the relevant terms supplement. However, **the notes do not guarantee any return of principal at maturity**. Instead, the payment at maturity will be based on the performance of the Underlying Stock during the term of the notes. In addition, under the circumstances described below, for each note, you may receive at maturity, in addition to any accrued and unpaid interest, a predetermined number of shares of the Underlying Stock or, at our election, the Cash Equivalent thereof, based on the Final Price of such Underlying Stock rather than the principal amount of the notes. **The market value of such number of shares of Underlying Stock delivered to you as the Share Delivery Amount or the Cash Equivalent thereof could be less than the principal amount of your notes and may be zero.**

- For important information about tax consequences, see "Certain U.S. Federal Tax Consequences" beginning on page PS-28.

- Minimum denominations are equal to the Principal Amount and integral multiples thereof, unless otherwise specified in the relevant terms supplement.

- The issuer of the Underlying Stock is not an affiliate of ours and is not receiving any of the proceeds of any note offering. The obligations under the notes are our obligations only and the issuer of any Underlying Stock will have no obligations of any kind under the notes. Investing in the notes is not equivalent to investing in the Underlying Stock.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying Stock:	As specified in the relevant terms supplement.
Coupon:	We will pay interest at a rate equal to the Coupon Rate, periodically in arrears, on the Coupon Payment Dates as specified in the relevant terms supplement.
Coupon Rate:	As specified in the relevant terms supplement.
Principal Amount:	Unless otherwise specified in the relevant terms supplement, for each note, an amount equal to the Initial Price of the Underlying Stock.

(continued on next page)

Investing in the Trigger Yield Optimization Notes involves a number of risks. See "Risk Factors" beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. UBS-8-A-II, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

January 25, 2011

Key Terms (continued)

Payment at Maturity: Payment at maturity will be based on the performance of the Underlying Stock specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, at maturity, you will receive for each note, in addition to any accrued and unpaid interest:

(i) An amount in cash equal to the Principal Amount if the Final Price is not below the Trigger Price; or

(ii) a number of shares of the Underlying Stock equal to the Share Delivery Amount (or, at our election as will be described in the relevant terms supplement, the Cash Equivalent thereof) if the Final Price is below the Trigger Price. If you receive shares of the Underlying Stock, fractional shares will be paid in cash. The market value of the Share Delivery Amount or the Cash Equivalent thereof will most likely be less than the principal amount of your notes and may be zero.

Share Delivery Amount: Unless otherwise specified in the relevant terms supplement, one share of the Underlying Stock, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Cash Equivalent: Unless otherwise specified in the relevant terms supplement, an amount in cash equal to the product of (1) the Share Delivery Amount, and (2) the Final Price of the Underlying Stock. The Cash Equivalent is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Trigger Price: As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Trigger Price is equal to 60% of the Initial Price. The Trigger Price for the Underlying Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Initial Price: Unless otherwise specified in the relevant terms supplement, the closing price of the Underlying Stock on the Trade Date or such other date as specified in the relevant terms supplement.

Final Price: Unless otherwise specified in the relevant terms supplement, the closing price of the Underlying Stock on the Final Valuation Date or such other date as specified in the relevant terms supplement.

Final Valuation Date: The Final Price will be determined on a single date, which we refer to as the Final Valuation Date. The Final Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Trade Date: As specified in the relevant terms supplement.

Maturity Date: As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. UBS-8-A-II and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. UBS-8-A-II, and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. UBS-8-A-II, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours, or any written materials prepared by any Agent (as defined in "Underwriting (Conflicts of Interest)"), including UBS Financial Services Inc. The information in the relevant terms supplement, this product supplement no. UBS-8-A-II and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. UBS-8-A-II are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. UBS-8-A-II and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. UBS-8-A-II, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. UBS-8-A-II have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each Principal Amount of our Trigger Yield Optimization Notes linked to the Underlying Stock specified in the relevant terms supplement.

General

The Trigger Yield Optimization Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the common stock of an issuer as specified in the relevant terms supplement (the "Underlying Stock"). As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the Underlying Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. We refer to the common stock represented by an ADS as the "Underlying ADS Stock." The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes offer a higher interest rate than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. **However, the notes do not guarantee any return of principal at maturity; therefore, you must be aware of the risk that you may lose some or all of the principal amount of your notes at maturity.** Regardless of whether you receive at maturity your principal amount, the Share Delivery Amount or, at our election, the Cash Equivalent thereof (as described under "— Payment at Maturity"), you will be entitled to periodic coupon payments on the principal amount of your notes as specified in the relevant terms supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations equal to the Principal Amount and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The Principal Amount and issue price of each note is the Initial Price of the Underlying Stock, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. UBS-8-A-II. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

Unless otherwise specified in the relevant terms supplement, at maturity, you will receive for each note, in addition to any accrued and unpaid interest:

(i) An amount in cash equal to the Principal Amount if the Final Price is not below the Trigger Price; or

(ii) a number of shares of the Underlying Stock equal to the Share Delivery Amount (or, at our election as will be described in the relevant terms supplement, the Cash Equivalent thereof) if the Final Price is below the Trigger Price. If you receive shares of the Underlying Stock, fractional shares will be paid in cash. The market value of the Share Delivery Amount or the Cash Equivalent thereof will most likely be less than the principal amount of your notes and may be zero. **The market value of the shares of the Underlying Stock delivered to you as the Share Delivery Amount (or the Cash Equivalent thereof) could be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.** See "Risk Factors" for further information.

The "Trigger Price" will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Trigger Price is equal to 60% of the Initial Price. The Trigger Price for the Underlying Stock is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "Share Delivery Amount" will be equal to one share of the Underlying Stock, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "Cash Equivalent" will be an amount in cash equal to the product of (1) the Share Delivery Amount and (2) the Final Price of the Underlying Stock. The Cash Equivalent is subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, "Initial Price" means the closing price of the Underlying Stock on the Trade Date or such other date as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, "Final Price" means the closing price of the Underlying Stock on the Final Valuation Date or such other date as specified in the relevant terms supplement.

The Final Price will be determined on a single date, which we refer to as the "Final Valuation Date," and any such date is subject to adjustment as described below.

The "Trade Date" will be as specified in the relevant terms supplement.

The "Underlying Stock" will be specified in the relevant terms supplement.

"Relevant Exchange" means, with respect to the Underlying Stock, the primary U.S. exchange or market for trading for the Underlying Stock, or with respect to the Underlying ADS Stock, the primary exchange or market for trading for the Underlying ADS Stock.

Unless otherwise specified in the relevant terms supplement, the "closing price" for one share of the Underlying Stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the Underlying Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the Underlying Stock (or any such other security) is listed or admitted to trading, or

- if the Underlying Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by the Financial Industry Regulatory Authority (the "FINRA") (the "OTC Bulletin Board"), the last reported sale price of the principal trading session on the OTC Bulletin Board on such day,

- with respect to any such other security, if such security is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day in the primary non-U.S. securities exchange or market on which security is listed or admitted to trading, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the Underlying Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Unless otherwise specified in the relevant terms supplement, a "trading day" is a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the NYSE Amex LLC (the "NYSE Amex"), The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading.

Unless otherwise specified in the relevant terms supplement, a "business day" is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The maturity date for the notes will be set forth in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the Final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Coupon Payment Dates with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If the Final Valuation Date is not a trading day or if there is a market disruption event on the Final Valuation Date, the Final Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will the Final Valuation Date be postponed more than ten business days following the date originally scheduled to be the Final Valuation Date. If the tenth business day following the date originally scheduled to be the Final Valuation Date is not a trading day, or if there is a market disruption event on such tenth business day, the closing price of the Underlying Stock on the Final Valuation Date will be deemed to be the closing price of the Underlying Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day).

Notes with a maturity of not more than one year

If the Final Valuation Date is not a trading day or if there is a market disruption event on the Final Valuation Date, the Final Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will the Final Valuation Date be postponed more than ten business days following the date originally scheduled to be the Final Valuation Date; *provided*, that the Final Valuation Date, as postponed, will not produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the Final Valuation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Valuation Date"). If the tenth business day following the date originally scheduled to be the Final Valuation Date is not a trading day, or if there is a market disruption event on such tenth business day, the closing price of the Underlying Stock on the Final Valuation Date will be deemed to be the closing price of the Underlying Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day). Notwithstanding the foregoing, if the Final Valuation Date has been postponed to the Final Disrupted Valuation Date and such Final Disrupted Valuation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Valuation Date, then the closing price of the Underlying Stock on the Final Valuation Date will be deemed to be the closing price of the Underlying Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day). **For the avoidance of doubt, in no event will the Final Valuation Date occur after the Final Disrupted Valuation Date.**

Coupon Payments

For each coupon period, unless otherwise specified in the terms supplement, for each note, the coupon payment will be calculated as follows:

Principal Amount x Coupon Rate x (number of days in the coupon period / 360),

where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

The notes will bear interest at a rate per annum, which we refer to as the "Coupon Rate," specified in the relevant terms supplement. Interest will accrue from the issue date of the notes to but excluding the maturity date. Interest will be paid in arrears on each Coupon Payment Date to and including the maturity date, to the holders of record at the close of business on the business day prior to that Coupon Payment Date, unless otherwise specified in the relevant terms supplement. Accordingly, the "record date" for any Coupon Payment Date is the business day prior to that Coupon Payment Date (rather than the date 15 calendar days prior to that Coupon Payment Date, as described in the prospectus supplement). If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

A "coupon period" is the period beginning on and including the issue date of the notes and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including an Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date, or as specified in the relevant terms supplement.

A "Coupon Payment Date" will be as specified in the relevant terms supplement, *provided* that no Coupon Payment Date will be more than twelve months after the immediately prior Coupon Payment Date or issue date of the notes, as applicable. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next coupon period will commence as if the payment had not been delayed.

No Fractional Share

If we deliver shares of the Underlying Stock to you at maturity, we will pay cash in lieu of delivering any fractional share of the Underlying Stock in an amount equal to the product of the closing price of the Underlying Stock multiplied by such fractional amount as determined by the calculation agent on the Final Valuation Date.

Delivery of shares of Underlying Stock

We may designate any of our affiliates to deliver any shares of Underlying Stock or any Distribution Property (as defined in "General Terms of Notes — Anti-Dilution Adjustments") pursuant to the terms of the notes and we will be discharged of any obligation to deliver such shares of Underlying Stock or Distribution Property to the extent of such performance by our affiliates. Reference in this product supplement to delivery of shares of Underlying Stock or any Distribution Property by us will also include delivery of such shares by our affiliates.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes pay interest as specified in the relevant terms supplement but do not guarantee any return of principal at maturity. Investing in the notes is not equivalent to investing directly in the Underlying Stock. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Your investment in the notes may result in a loss.

The notes do not guarantee any return of principal. We will pay you your principal back at maturity if the Final Price is not below the Trigger Price. If the Final Price is below the Trigger Price, you will receive at maturity a number of shares of the Underlying Stock equal to the Share Delivery Amount (or, at our election as will be described in the relevant terms supplement, the Cash Equivalent thereof). **The market value of the shares of the Underlying Stock delivered to you as the Share Delivery Amount or the Cash Equivalent thereof could be less than the principal amount of your notes and may be zero. Accordingly, you may lose the entire principal amount of your notes.**

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any other relevant payment dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

The contingent repayment of principal may terminate on the Final Valuation Date.

If, the closing price of the Underlying Stock on the Final Valuation Date is below the Trigger Price, you will be fully exposed to any depreciation in the Underlying Stock. Under these circumstances, you will receive at maturity, for each note, a predetermined number of shares of the Underlying Stock (or, at our election as will be described in the relevant terms supplement, the Cash Equivalent thereof) with a value that is less than the Principal Amount and, consequently, you will lose 1% of your Principal Amount for every 1% decline in the closing price of the Underlying Stock as of the maturity date compared to the Initial Price. Because the Final Price will be determined based on the closing price on a single trading day or the closing prices on several trading days near the end of the term of the notes, the price of the Underlying Stock at the maturity date or at other times during the term of the notes could be at a level above the Trigger Price. This difference could be particularly large if there is a significant decrease in the closing price of the Underlying Stock during the later portion of the term of the notes or if there is significant volatility in the closing price of the Underlying Stock during the term of the notes, especially on dates near the Final Valuation Date.

You will benefit from an appreciation in the Underlying Stock above the Initial Price only in limited circumstances.

At maturity, you will most likely receive no more than the principal amount of your notes plus the final coupon payment, and the total payment you receive over the term of the notes will most likely not exceed the principal amount of your notes plus the coupon payments paid during the term of the notes, unless (a) the Final Price is below the Trigger Price, (b) we have elected to deliver the Share Delivery Amount at maturity and (c) the closing price of the Underlying Stock at maturity is greater than the Initial Price. In these limited circumstances, at maturity you will receive, for each note, a number of shares of the Underlying Stock equal to the Share Delivery Amount (or, if applicable, at our election, the Cash Equivalent thereof) with a value that is greater than the Principal Amount . Accordingly, for each note, it is unlikely that you will receive a payment at maturity with a value that exceeds the Principal Amount plus the final coupon payment, or a total payment over the term of the notes of more than the Principal Amount plus the coupon payments as specified in the relevant terms supplement. Even if the Final Price exceeds the Initial Price, you will receive only the principal amount of the notes at maturity plus the final coupon payment, regardless of any appreciation in the value of the Underlying Stock.

You will have no ownership rights in the Underlying Stock.

Investing in the notes is not equivalent to investing in the Underlying Stock. As an investor in the notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights, dividend payments or other distributions. If the notes are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of such ADSs or the Underlying ADS Stock.

We have no affiliation with the issuer of the Underlying Stock.

The issuer of the Underlying Stock is not an affiliate of ours and is not involved in any of our offerings of notes pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuer of the Underlying Stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer of the Underlying Stock has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuer of the Underlying Stock.

In addition, as we are not affiliated with the issuer of the Underlying Stock, we do not assume any responsibility for the adequacy of the information about the Underlying Stock or its issuer contained in this product supplement, any terms supplement or in any of the Underlying Stock issuer's publicly available filings. We are not responsible for such issuer's public disclosure of information on itself or the Underlying Stock, whether contained in Securities Exchange Commission filings or otherwise. As an investor in the notes, you should make your own investigation into the Underlying Stock.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Underlying Stock has appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement, including any contingent repayment of principal, assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities LLC, or JPMS, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes may be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the Underlying Stock and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the price of the Underlying Stock. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- whether the Final Price is below the Trigger Price;

- the dividend rate paid on the Underlying Stock (while not paid to holders of the notes, dividend payments on the Underlying Stock may influence the market price of the Underlying Stock and the market value of options on the Underlying Stock and therefore affect the market value of the notes);

- the expected frequency and magnitude of changes in the market price of the Underlying Stock (volatility);

- economic, financial, political and regulatory or judicial events that affect the Underlying Stock or stock markets generally;

- If the Underlying Stock is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the Underlying ADS Stock is traded;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the notes; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Underlying Stock based on its historical performance.

While it is possible that the notes could trade above their principal amount prior to maturity, the likelihood of such an increase is limited by market factors. Even if the notes did trade above their principal amount prior to maturity, the only way to realize such a market premium would be to sell your notes in a secondary market transaction, if such a transaction were available. **Moreover, if you sell your notes prior to maturity, you may have to sell them at a substantial discount from their principal amount if the market price of the Underlying Stock is at, below or not sufficiently above the Initial Price.**

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity, if any, will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMS as a result of such compensation or other transaction costs.

If the market value of the Underlying Stock changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Underlying Stock. Accordingly, changes in the market value of the Underlying Stock may not result in a comparable change in the market value of the notes. If the closing price of the Underlying Stock on any day increases above the Initial Price, the value of the notes may not increase comparably, if at all. It is also possible for the value of the Underlying Stock to increase moderately while the value of the notes declines.

When the closing price falls below the Trigger Price for the first time on any day during the term of the notes, the market value of the notes will likely decline at a greater rate than the market value of the Underlying Stock. If the Underlying Stock trades at prices or closing prices that are less than the Trigger Price, we expect the market value of the notes to decline to reflect, among a number of factors, our right to potentially deliver to you at maturity the Share Delivery Amount with a value less than 100% of the principal amount of your notes.

We or one of our affiliates may serve as the depositary for the American Depositary Shares representing the common stock of the issuer.

We or one of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the Underlying Stock is an ADS, and we or one of our affiliates serves as depositary for such ADSs, our or such affiliates' interests, as depositary for the ADSs, may be adverse to your interests as a holder of the notes.

For notes linked to the performance of an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a note that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying ADS Stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the Underlying ADS Stock. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the Underlying ADS Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the notes.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a note that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying ADS Stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

For notes linked to the performance of an ADS, an investment in the notes is subject to risks associated with non-U.S. securities markets.

An investment in the notes linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

Some or all of these factors may influence the price of the ADSs. The impact of any of these factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the ADSs based on their historical performance. The value of the ADSs may decrease such that you may not receive any return of your investment. There can be no assurance that the price of the ADSs will not decrease so that at maturity, you will not lose some or all of your investment.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

If your note is linked to the performance of an ADS, you should be aware that your note is linked to the price of the ADSs and not the Underlying ADS Stock, and there exist important differences between the rights of holders of ADSs and the Underlying ADS Stock. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the Underlying ADS Stock may be significant and may materially and adversely affect the value of the notes.

In some circumstances, the payment you receive on the notes may be based on the common stock (or ADS, as applicable) of another company and not the Underlying Stock.

Following certain corporate events relating to the Underlying Stock where its issuer is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to the Underlying Stock issuer or any cash or any other assets distributed to holders of the Underlying Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Distribution Property (as described below) in the section of this product supplement called "General Terms of Notes — Anti-Dilution Adjustments."

In addition, if the Underlying Stock is not an ADS and is delisted, or trading of such Underlying Stock is suspended, the calculation agent will have the option to (a) if a U.S. exchange or market lists or approves for trading a successor security that the calculation agent determines in its sole discretion to be comparable to such Underlying Stock, replace the Underlying Stock with such successor security, (b) replace the Underlying Stock with a substitute stock that is either a common stock or ADS, which is listed or approved for trading on the NYSE or The NASDAQ Stock Market, subject to certain restrictions as described under "General Terms of Notes — Delisting or Suspension of Trading of the Underlying Stock That Is Not an ADS," or (c) deem the closing price and Share Delivery Amount of the Underlying Stock on the trading day immediately prior to the delisting or suspension to be the closing price and/or price and Share Delivery Amount of the Underlying Stock on every remaining day to, and including, the Final Valuation Date. You should read the section of this product supplement called "General Terms of Notes — Delisting or Suspension of Trading of the Underlying Stock That Is Not an ADS" for more information. Replacing the Underlying Stock with another common stock or ADS may materially and adversely affect the value of the notes.

In addition, for notes linked to the performance of an ADS, if that ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, the calculation agent will have the option to either (a) replace that ADS with the ADS of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market subject to certain restrictions as described under "General Terms of Notes — Delisting of ADSs or Termination of ADS Facility," or (b) deem the Underlying ADS Stock to be the Underlying Stock. You should read the section of this product supplement called "General Terms of Notes — Delisting of ADSs or Termination of ADS Facility" for more information. Replacing the original ADS serving as the Underlying Stock with another ADS may materially and adversely affect the value of the notes.

Anti-dilution protection is limited and may be discretionary.

Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the Underlying Stock that may be delivered for certain corporate events (such as stock splits and stock dividends) affecting the Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the Underlying Stock. If an event occurs that does not require the calculation agent to adjust the number of shares of Underlying Stock that may be delivered at maturity, the market value of your notes and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the notes in making these determinations.

We may exercise any and all rights we may have as a lender to or a security holder of the issuer of the Underlying Stock.

If we or any of our affiliates are lenders to, or hold securities of, the issuer of the Underlying Stock, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of such issuer. Any exercise of our rights as a lender or holder of securities of the issuer of an Underlying Stock, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the notes.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

JPMS and other affiliates of ours may trade the Underlying Stock and other financial instruments related to the Underlying Stock on a regular basis, for their accounts and for other accounts under their management. JPMS and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of the Underlying Stock and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Underlying Stock. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the price of the Underlying Stock and, accordingly, could affect the payment you receive at maturity.

We or our affiliates may currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the Underlying Stock, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the issuer of the Underlying Stock. Any prospective purchaser of notes should undertake an independent investigation of the issuer of the Underlying Stock as is in its judgment appropriate to make an informed decision with respect to an investment in the notes.

We may hedge our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Price, the Trigger Price, the Share Delivery Amount, the Cash Equivalent, if applicable, anti-dilution adjustments and Reorganization Event adjustments, the Final Price, the amount of interest payable on any Coupon Payment Date and the amount we will pay you at maturity, as well as whether the Final Price is below the Trigger Price. The calculation agent will also determine whether to select and, if it determines to do so, select, a Successor Stock or a Substitute Stock if an Underlying Stock that is not an ADS is delisted or trading of such Underlying Stock is suspended or a Successor ADS Stock if an ADS serving as the Underlying Stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated. In addition, the calculation agent will be responsible for determining whether a market disruption event has occurred and whether a day is an Coupon Payment Date. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Final Price and calculating the payment at maturity, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that the Final Valuation Date and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. Pursuant to the terms of the notes and subject to the discussion in the section entitled "Certain U.S. Federal Income Tax Consequences," we and you will agree to characterize the notes for U.S. federal income tax purposes as units comprising: (i) an option written by you that requires you to purchase the Share Delivery Amount of the Underlying Stock from us (or, at our option, the Cash Equivalent thereof) at maturity under circumstances where the payment at maturity is the Share Delivery Amount and (ii) a deposit of the Principal Amount to secure your potential obligation to purchase the Share Delivery Amount or the Cash Equivalent. The IRS might not accept, and a court might not uphold, this characterization. If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the timing and character of income or loss (including whether the Premium, as defined below in "Certain U.S. Federal Income Tax Consequences — Tax Treatment of the Notes," might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. UBS-8-A-II and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

We cannot assure you that the public information provided on the issuer of the Underlying Stock is accurate or complete.

All disclosures contained in the relevant terms supplement and this product supplement regarding the issuer of the Underlying Stock are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Underlying Stock in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of the Underlying Stock are accurate or complete, and are not responsible for public disclosure of information by the issuer of the Underlying Stock, whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the Underlying Stock or the value of the Underlying Stock (and therefore the Final Price and the value of the Share Delivery Amount), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Underlying Stock could affect the amount you will receive at maturity of the notes and, therefore, the trading prices of the notes. Any prospective purchaser of the notes should undertake an independent investigation of the issuer of the Underlying Stock as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes.

Unless otherwise specified in the relevant terms supplement, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed 3.50% of the Principal Amount per note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Underlying Stock or instruments the value of which is derived from the Underlying Stock. While we cannot predict an outcome, such hedging activities or other hedging or investment activities of ours could potentially increase the closing price of the Underlying Stock on any day as well as the Initial Price, and, therefore, effectively establish a higher price at which the Underlying Stock must trade for you to receive at maturity of the notes the principal amount of your notes (in addition to coupon payments over the term of the notes) or for you to benefit from an appreciation in the Underlying Stock above the Initial Price. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Underlying Stock or instruments the value of which is derived from the Underlying Stock. Although we have no reason to believe that any of these activities will have a material impact on the price of the Underlying Stock or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE UNDERLYING STOCK

In the relevant terms supplement, we will provide summary information regarding the business of the issuer of the Underlying Stock based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of the Underlying Stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the notes offered thereby and do not relate to the Underlying Stock or other securities of the issuer of the Underlying Stock. We have derived any and all disclosures contained in this product supplement and the relevant terms supplement regarding the issuer of the Underlying Stock from the publicly available documents described above. In connection with the offering of the notes, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Underlying Stock. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the Underlying Stock is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Stock have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Underlying Stock could affect the payment at maturity with respect to the notes and therefore the trading prices of the note.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Stock.

We and/or our affiliates may currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to, or making equity investments in, such issuer or providing advisory services to such issuer, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Underlying Stock or its issuer, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Stock or its issuer, and these reports may or may not recommend that investors buy or hold the Underlying Stock. As a prospective purchaser of a note, you should undertake an independent investigation of the Underlying Stock or its issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Historical performance of the Underlying Stock

We will provide historical price information on the Underlying Stock in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Hypothetical returns on your notes

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your note based on a range of hypothetical Final Prices for a hypothetical Underlying Stock, whether the Final Price is below the Trigger Price, and various key assumptions shown in the relevant terms supplement, in each case assuming the investment is held from the issue date until the scheduled maturity date.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the effect that various hypothetical market values of the Underlying Stock on the scheduled Final Valuation Date could have on the hypothetical returns on your note, if held to the scheduled maturity date, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on the Final Price that may vary and on assumptions that may prove to be erroneous.

The return on your note may bear little relation to, and may be much less than, the return that you might achieve were you to invest in the Underlying Stock directly. Among other things, the return on the Underlying Stock could include substantial dividend payments, which you will not receive as an investor in your note, and an investment in the Underlying Stock is likely to have tax consequences that are different from an investment in your note.

We describe various risk factors that may affect the market value of your note, and the unpredictable nature of that market value, under "Risk Factors" above.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities LLC, "JPMS," one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Price, the Trigger Price, the Share Delivery Amount, the Cash Equivalent, if applicable, anti-dilution adjustments and Reorganization Event adjustments, the Final Price, the amount of interest payable on any Coupon Payment Date and the amount we will pay you at maturity, as well as whether the Final Price is below the Trigger Price. The calculation agent will also determine whether to select and, if it determines to do so, select, a Successor Stock or a Substitute Stock if an Underlying Stock that is not an ADS is delisted or trading of such Underlying Stock is suspended or a Successor ADS Stock if an ADS serving as the Underlying Stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated. In addition, the calculation agent will be responsible for determining whether a market disruption event has occurred and whether a day is an Coupon Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Coupon Payment Date on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Coupon Payment Date, if applicable.

All calculations with respect to the Initial Price, the Share Delivery Amount, the Final Price and the payment at maturity or on any Coupon Payment Date per note to a note holder will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all calculations with respect to the Trigger Price and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

"Market Disruption Event" means, with respect to the Underlying Stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, material limitation or absence of trading of the Underlying Stock (or such security) on the Relevant Exchange for the Underlying Stock (or such security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange;

- a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for the Underlying Stock (or such security) as a result of which the reported trading prices for the Underlying Stock (or such security) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary exchange or market for trading in futures or options contracts related to the Underlying Stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market; or

- a decision to permanently discontinue trading in the related futures or options contract,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that any event described above materially interfered with our ability or the ability of any of our affiliates to effect transactions in the Underlying Stock or any instrument related to the Underlying Stock or to adjust or unwind all or a material portion of any hedge position in the Underlying Stock with respect to the notes.

For the purpose of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary exchange or market for trading in futures or options contracts related to the Underlying Stock (or such security),

- limitations pursuant to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the SEC or any other relevant authority of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading, and

- a suspension of trading in futures or options contracts on the Underlying Stock (or such security) by the primary exchange or market for trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Stock (or such security), as determined by the calculation agent in its sole discretion. A "suspension, absence or material limitation of trading" on the primary exchange or market on which futures or options contracts related to the Underlying Stock (or such other security) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

Anti-Dilution Adjustments

The Share Delivery Amount and the Trigger Price are subject to adjustments by the calculation agent as a result of the dilution events and Reorganization Events described in this section. The adjustments described below do not cover all events that could affect the value of the notes. We describe the risks relating to dilution above under "Risk Factors — Anti-dilution protection is limited and may be discretionary."

How Adjustments Will Be Made

If one of the events described below occurs with respect to the Underlying Stock and the calculation agent determines that the event has a diluting or concentrative effect on the theoretical value of the Underlying Stock, the calculation agent will calculate such corresponding adjustment or series of adjustments to the Share Delivery Amount and the Trigger Price as the calculation agent determines appropriate to account for that diluting or concentrative effect. For example, if an adjustment is required because of a two-for-one stock split, then the Share Delivery Amount will be doubled and the Trigger Price will be halved. The calculation agent will also determine the effective date(s) of any adjustment or series of adjustments it chooses to make and the replacement of the Underlying Stock, if applicable, in the event of a consolidation or merger of the issuer of the Underlying Stock with another entity. Upon making any such adjustment, the calculation agent will give notice as soon as practicable to the trustee, stating the corresponding adjustments to the Share Delivery Amount and the Trigger Price.

If more than one event requiring an adjustment occurs, the calculation agent will make an adjustment for each event in the order in which the events occur and on a cumulative basis. Thus, the calculation agent will adjust the Share Delivery Amount and the Trigger Price for the first event, then adjust the adjusted Share Delivery Amount and adjusted Trigger Price for the second event, and so on for any subsequent events.

If an event requiring anti-dilution adjustments occurs, notwithstanding the description of the specific adjustments to be made, the calculation agent may make adjustments or a series of adjustments that differ from, or that are in addition to, those described in this product supplement with a view to offsetting, to the extent practical, any change in your economic position as a holder of the notes that results solely from that event. The calculation agent may, in its sole discretion, modify any terms as necessary to ensure an equitable result. The terms that may be so modified by the calculation agent include, but are not limited to, the value and type of property or properties that may be required to be delivered at maturity, the Share Delivery Amount and the Trigger Price of the Underlying Stock. The calculation agent may make adjustments that differ from, or that are in addition to, those described in this product supplement if, in the calculation agent's sole discretion, any adjustments so described do not achieve an equitable result or otherwise. In determining whether or not any adjustment so described achieves an equitable result, the calculation agent may consider any adjustment made by the Options Clearing Corporation or any other equity derivatives clearing organization on options contracts on the Underlying Stock or any successor equity.

No such adjustments will be required unless such adjustments would result in a change of at least 0.1% in the Share Delivery Amount. The exchange rate resulting from any adjustment will be rounded up or down, as appropriate, to the nearest thousandth, with one-half cent and five hundredths being rounded upward.

For purposes of such adjustments, except as noted below, if an ADS is serving as the Underlying Stock, all adjustments for such Underlying Stock will be made as if the Underlying ADS Stock is serving as the Underlying Stock. If your notes are linked to an ADS, the term "dividend" used in this section will mean, unless we specify otherwise in the terms supplement for your notes, the dividend paid by the issuer of the Underlying ADS Stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as the Underlying Stock, no adjustment to the Share Delivery Amount or the Trigger Price, including those described below, will be made (1) if holders of ADSs are not eligible to participate in any of the events requiring anti-dilution adjustments described below or (2) to the extent that the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of Underlying ADS Stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of Underlying ADS Stock represented by each ADS is changed for any other reason, appropriate anti-dilution adjustments may be made to reflect such change.

The calculation agent will make all determinations with respect to anti-dilution adjustments affecting the Underlying Stock, including any determination as to whether an event requiring adjustments has occurred (including whether an event has a diluting or concentrative effect on the theoretical value of the Underlying Stock), as to the nature of the adjustments required and how they will be made or as to the value of any property distributed in a Reorganization Event, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of any such determination. Upon your written request, the calculation agent will provide you with information about any adjustments it makes as the calculation agent determines is appropriate.

Regardless of the occurrence of one or more dilution events or Reorganization Events described in this section, at maturity you will receive an amount in cash equal to your principal amount unless the Final Price of the applicable Underlying Stock is below the Trigger Price.

The following events are those that may require anti-dilution adjustments:

- a subdivision, consolidation or reclassification of the Underlying Stock or a free distribution or dividend of shares of the Underlying Stock to existing holders of the Underlying Stock by way of bonus, capitalization or similar issue;

- a distribution or dividend to existing holders of the Underlying Stock of:

  - additional shares of the Underlying Stock as described under "— Stock Dividends" below,

  - other share capital or securities granting the right to payment of dividends and/or proceeds of liquidation of the Underlying Stock issuer equally or proportionately with such payments to holders of the Underlying Stock, or

  - any other type of securities, rights or warrants in any case for payment (in cash or otherwise) at less than the prevailing closing price as determined by the calculation agent;

- the declaration by the Underlying Stock issuer of an extraordinary or special dividend or other distribution, whether in cash or additional shares of the Underlying Stock or other assets;

- a repurchase by the Underlying Stock issuer of its equity, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

- a consolidation of the Underlying Stock issuer with another company or merger of the Underlying Stock issuer with another company; and

- any other similar event that may have a diluting or concentrative effect on the theoretical value of the Underlying Stock.

Stock Splits and Reverse Stock Splits

A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share is worth less as a result of a stock split. A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share is worth more as a result of a reverse stock split.

If the Underlying Stock is subject to a stock split or a reverse stock split, then the Share Delivery Amount will be adjusted by multiplying the prior Share Delivery Amount by, and the Trigger Price will be adjusted by dividing the prior Trigger Price by, the number of shares that a holder of one share of the Underlying Stock before the effective date of that stock split would have owned immediately following the applicable effective date.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share is worth less as a result of a stock dividend. If the Underlying Stock is subject to a stock dividend payable in shares of the Underlying Stock, then the Share Delivery Amount will be adjusted by multiplying the prior Share Delivery Amount by, and the Trigger Price will be adjusted by dividing the prior Trigger Price by, the sum of one and the number of additional shares issued in the stock dividend with respect to one share of the Underlying Stock.

It is not expected that anti-dilution adjustments will be made to the Share Delivery Amount or the Trigger Price in the case of stock dividends payable in shares of the Underlying Stock that are in lieu of ordinary cash dividends payable with respect to shares of the Underlying Stock.

Other Dividends and Distributions

Neither the Share Delivery Amount nor the Trigger Price will be adjusted to reflect dividends or other distributions paid with respect to the Underlying Stock, other than:

- stock dividends described under "— Stock Dividends" above;

- issuances of transferable rights and warrants with respect to the Underlying Stock as described under "— Transferable Rights and Warrants" below;

- distributions that are spin-off events described under "— Reorganization Events" beginning on page PS-23; and

- extraordinary dividends described below.

A dividend or other distribution with respect to the Underlying Stock will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the Underlying Stock by an amount equal to at least 10% of the closing price of the Underlying Stock on the business day before the ex-dividend date. The "ex-dividend date" for any dividend or other distribution is the first day on which the Underlying Stock trades without the right to receive that dividend or distribution.

If an extraordinary dividend, as described above, occurs with respect to the Underlying Stock, then the Share Delivery Amount will be adjusted by multiplying the prior Share Delivery Amount by, and the Trigger Price will be adjusted by dividing the prior Trigger Price by, the ratio of the closing price of the Underlying Stock on the business day before the ex-dividend date to the amount by which that closing price exceeds the extraordinary dividend amount.

The extraordinary dividend amount with respect to an extraordinary dividend for the Underlying Stock equals:

- for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the Underlying Stock minus the amount per share of the Underlying Stock of the immediately preceding dividend, if any, that was not an extraordinary dividend for the Underlying Stock; or

- for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent in its sole discretion. A distribution payable to the holders of the Underlying Stock that is both an extraordinary dividend and payable in shares of the Underlying Stock, or an issuance of rights or warrants with respect to the Underlying Stock that is also an extraordinary dividend, will result in an adjustment to the Share Delivery Amount, and a corresponding adjustment to the Trigger Price, as described under "— Stock Dividends" above or "— Transferable Rights and Warrants" below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the issuer of the Underlying Stock issues transferable rights or warrants to all holders of the Underlying Stock to subscribe for or purchase shares of the Underlying Stock at an exercise price per share that is less than the closing price of the Underlying Stock on the business day before the ex-dividend date for such issuance, then the Share Delivery Amount will be adjusted by multiplying the prior Share Delivery Amount by, and the Trigger Price will be adjusted by dividing the prior Trigger Price by, the ratio of:

- the number of shares of the Underlying Stock outstanding at the close of business on the business day before that ex-dividend date plus the number of additional shares of the Underlying Stock offered for subscription or purchase under those transferable rights or warrants, to

- the number of shares of the Underlying Stock outstanding at the close of business on the business day before that ex-dividend date plus the product of (1) the total number of additional shares of the Underlying Stock offered for subscription or purchase under the transferable rights or warrants and (2) the exercise price of those transferable rights or warrants divided by the closing price on the business day before that ex-dividend date.

Reorganization Events

Each of the following may be determined by the calculation agent to be a "Reorganization Event":

- the Underlying Stock is reclassified or changed;

- the issuer of the Underlying Stock has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all outstanding shares of the Underlying Stock is exchanged for or converted into other property;

- a statutory share exchange involving outstanding shares of the Underlying Stock and the securities of another entity occurs, other than as part of an event described above;

- the issuer of the Underlying Stock sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

- the issuer of the Underlying Stock effects a spin-off, that is, issues to all holders of the Underlying Stock equity securities of another issuer, other than as part of an event described above; or

- the issuer of the Underlying Stock is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or another entity completes a tender or exchange offer for all the outstanding shares of the Underlying Stock.

If a Reorganization Event occurs with respect to the Underlying Stock, then the payment at maturity will depend on whether the Final Price of the Underlying Stock is below the Trigger Price and the amount and type of property or properties — whether cash, securities, other property or a combination thereof — that a hypothetical prior holder of a share of the Underlying Stock would have been entitled to receive in, or as a result of, the Reorganization Event. We refer to this new property as the "Distribution Property". Such Distribution Property may consist of securities issued by a non-U.S. company and quoted and traded in a foreign currency. No interest will accrue on any Distribution Property.

For the purpose of making an adjustment required by a Reorganization Event, the calculation agent, in its sole discretion, will determine the value of each type of Distribution Property. For any Distribution Property consisting of a security (including a security issued by a non-U.S. company and quoted and traded in a foreign currency), the calculation agent will use the closing price of the security on the Relevant Exchange notice date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the Underlying Stock may elect to receive different types or combinations of types of Distribution Property in the Reorganization Event, the Distribution Property will consist of the types and amounts of each type distributed to a holder of the Underlying Stock that makes no election, as determined by the calculation agent in its sole discretion.

If a Reorganization Event occurs with respect to the Underlying Stock and the calculation agent adjusts the Share Delivery Amount to consist of the Distribution Property in the event as described above (with a corresponding adjustment to the Trigger Price), the calculation agent will make further anti-dilution adjustments for any later events that affect the Distribution Property, or any component of the Distribution Property, constituting the new Share Delivery Amount (with corresponding adjustments to the Trigger Price). The calculation agent will do so to the same extent that it would make adjustments if the shares of the Underlying Stock were outstanding and were affected by the same kinds of events. If a subsequent Reorganization Event affects only a particular component of the Share Delivery Amount, the required adjustment will be made with respect to that component, as if it alone were the Share Delivery Amount (and a corresponding adjustment will be made to the Trigger Price).

For example, if the issuer of the Underlying Stock merges into another company and each share of the Underlying Stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the Share Delivery Amount will be adjusted to consist of two common shares of the surviving company and the specified amount of cash. A corresponding adjustment will be made to the Trigger Price. The calculation agent will adjust the common share component of the new Share Delivery Amount to reflect any later stock split or other event, including any later Reorganization Event, that affects the common shares of the surviving company, to the extent described in this section entitled "— Anti-dilution Adjustments", as if the common shares were issued by the issuer of the Underlying Stock (with corresponding adjustments to the Trigger Price). In that event, the cash component will not be adjusted but will continue to be a component of the Share Delivery Amount (with no interest adjustment).

The calculation agent will be solely responsible for the determination and calculation of the Distribution Property if a Reorganization Event occurs and any amounts due upon maturity of the notes, including the determination of the cash value of any Distribution Property, if necessary. The calculation agent's determinations and calculations will be conclusive absent manifest error.

In this product supplement, references to the calculation agent adjusting the Share Delivery Amount and the Trigger Price in respect of a dilution event or a Reorganization Event mean that the calculation agent may adjust the Share Delivery Amount and the Trigger Price in the manner described in this subsection. If a Reorganization Event occurs, the Distribution Property (which may include securities issued by a non-U.S. company and quoted and traded in a foreign currency) distributed in, or as a result of, the Reorganization Event will be substituted for the Underlying Stock as described above. Consequently, in this product supplement, references to the Underlying Stock, where applicable, mean any Distribution Property that is distributed in a Reorganization Event and comprises the adjusted Share Delivery Amount. Similarly, references to the issuer of the Underlying Stock include any surviving or successor entity in a Reorganization Event affecting that issuer.

If the Distribution Property comprising the adjusted Share Delivery Amount includes securities issued by one or more non-U.S. companies, unless otherwise specified in the relevant terms supplement, to the extent that the Share Delivery Amount is otherwise due at maturity, we will deliver the cash value of such securities (payable in U.S. dollars) in lieu of delivery of such securities.

If the Distribution Property consists of one or more securities issued by a non-U.S. company and quoted and traded in a foreign currency (the "non-U.S. securities"), then for all purposes, including the determination of whether the value of the Distribution Property (which may be affected by the closing price of the non-U.S. securities) on the Final Valuation Date is below the Trigger Price, the closing price of such non-U.S. security on the Final Valuation Date will be converted to U.S. dollars using the applicable exchange rate as described in the section entitled "— Delisting of ADSs or Termination of ADS Facility," unless otherwise specified in the relevant terms supplement.

Each time the calculation agent adjusts the Share Delivery Amount in connection with a Reorganization Event as described above, the calculation agent will also make a corresponding adjustment to the Trigger Price to offset any change in your economic position as a holder of the notes that results from such an event. Regardless of the occurrence of one or more Reorganization Events, at maturity you will receive an amount in cash equal to your principal amount unless the Final Price of the Underlying Stock is below the Trigger Price.

If an Underlying ADS Stock is subject to a Reorganization Event as described above, no adjustments to the Share Delivery Amount or the Trigger Price, including those described above, will be made (1) if holders of ADSs are not eligible to participate in such Reorganization Event or (2) to the extent that the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has made adjustments to account for the effects of such Reorganization Event. However, if holders of ADSs are eligible to participate in such Reorganization Event and the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has not made adjustments to account for the effects of such Reorganization Event, the calculation agent in its sole discretion may make any necessary adjustments to the Share Delivery Amount and Trigger Price to account for the effects of such Reorganization Event.

Delisting or Suspension of Trading of the Underlying Stock

If an Underlying Stock that is not an ABS is delisted, or trading of such Underlying Stock is suspended (the "Original Underlying Stock"), and a major U.S. exchange or market lists or approves for trading a successor security that the calculation agent determines in its sole discretion to be comparable to such Original Underlying Stock (the "Successor Stock"), then the Successor Stock will be deemed to be the Underlying Stock and the calculation agent, in its sole discretion, will determine the Share Delivery Amount and Trigger Price by reference to the Successor Stock.

If the calculation agent determines that there is no Successor Stock comparable to the Original Underlying Stock or the Successor Stock that the calculation agent determines to be comparable to the Original Underlying Stock is delisted or trading of the Successor Stock is suspended, then the calculation agent may select a substitute security. The "Substitute Stock" will be the common stock or ADS of a company selected by the calculation agent from among the common stocks or ADSs of three companies that are then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code ("SIC Code") as the Original Underlying Stock that, in the sole discretion of the calculation agent, is the most comparable to the Original Underlying Stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided, however,* that a Substitute Stock will not be any common stock or ADS that is (or the Underlying ADS Stock for which is) subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the notes with respect to such ADS (a "Hedging Restriction"); *provided, further,* that if a Substitute Stock cannot be identified as set forth above for which a Hedging Restriction does not exist, the Substitute Stock will be selected by the calculation agent and will be the common stock or ADS of a company that in the sole discretion of the calculation agent, is the most comparable to the Original Underlying Stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the Original Underlying Stock.

Upon selection of a Substitute Stock, references in this product supplement or the relevant terms supplement to such "Underlying Stock" will no longer be deemed to refer to the Original Underlying Stock and will be deemed instead to refer to any such Substitute Stock for all purposes, references in this product supplement or the relevant terms supplement to "issuer" of the Original Underlying Stock will be deemed to be to any such Substitute Stock issuer, and the calculation agent, in its sole discretion, will adjust the Share Delivery Amount and the Trigger Price by reference to the Substitute Stock.

If a Substitute Stock is a security issued by a non-U.S. company, unless otherwise specified in the relevant terms supplement, to the extent that the Share Delivery Amount is, pursuant to the relevant terms supplement, otherwise due at maturity, we will deliver the cash equivalent of such Substitute Stock (payable in U.S. dollars) in lieu of the Share Delivery Amount. On any date of determination, the applicable exchange rate will be determined as described in the section entitled "— Delisting of ADSs or Termination of ADS Facility," unless otherwise specified in the relevant terms supplement.

If the Underlying Stock is delisted or trading of the Underlying Stock is suspended and the calculation agent determines in its sole discretion that no Successor Stock or Substitute Stock comparable to the Underlying Stock exists, then (i) the calculation agent will deem the closing price and the Share Delivery Amount of the Underlying Stock on the trading day immediately prior to the delisting or suspension to be the closing price and/or price and Share Delivery Amount of the Underlying Stock on every remaining day to, and including, the Final Valuation Date and (ii) the Cash Equivalent will be paid in lieu of any Share Delivery Amount that is otherwise required to be delivered pursuant to the relevant terms supplement on the maturity date.

Regardless of whether an Underlying Stock that is not an ADS is delisted or trading of the Underlying Stock is suspended, you will receive at maturity an amount in cash equal to your principal amount unless the Final Price of the Underlying Stock is below the Trigger Price.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the Underlying Stock (the "Original ADS") is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, then, on and after the date the ADS is no longer so listed or admitted to trading or the date of such termination, as applicable (the "Change Date"), the calculation agent, in its sole discretion without consideration for the interests of investors, will either (A) determine a Successor ADS Stock (as defined below) to the ADS after the close of the principal trading session on the trading day immediately prior to the Change Date in accordance with the following paragraph (each successor underlying stock as so determined, a "Successor ADS Stock" and such successor underlying stock issuer, a "Successor ADS Stock Issuer") or (B) select the Underlying ADS Stock to be the Underlying Stock.

The "Successor ADS Stock" with respect to an ADS will be the ADS of a company selected by the calculation agent from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of the Original ADS is organized, or has its principal executive office, and that are then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the Original ADS that, in the sole discretion of the calculation agent, is the most comparable to the Original ADS , taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided, however,* that a Successor ADS Stock will not be any ADS that is (or the Underlying ADS Stock for which is) subject to a Hedging Restriction; *provided, further,* that if a Successor ADS Stock cannot be identified as set forth above for which a Hedging Restriction does not exist, the Successor ADS Stock will be selected by the calculation agent and will be the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of the Original ADS is organized, or has its principal executive office that, in the sole discretion of the calculation agent, is the most comparable to the Original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the Original ADS. Notwithstanding the foregoing, if a Successor ADS Stock cannot be identified in the country in which the issuer of the Original ADS is organized, or has its principal executive office, as set forth above, the Successor ADS Stock will be selected by the calculation agent and will be a common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the Original ADS that in the sole discretion of the calculation agent, is the most comparable to the Original ADS, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility.

Upon the determination by the calculation agent of any Successor ADS Stock pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," references in this product supplement or the relevant terms supplement to such "Underlying Stock" will no longer be deemed to refer to the Original ADS and will be deemed instead to refer to any such Successor ADS Stock for all purposes, references in this product supplement or the relevant terms supplement to "issuer" of the Original ADS will be deemed to be to any such Successor ADS Stock Issuer, and the calculation agent, in its sole discretion, will adjust the Share Delivery Amount and the Trigger Price by reference to the Successor ADS Stock.

Following the selection of a Successor ADS Stock, the Share Adjustment Factor and the Trigger Price of the Successor ADS Stock will be subject to adjustments as described above under "— Anti-Dilution Adjustments."

If a Successor ADS Stock is selected, we will, or will cause the calculation agent to, provide written notice to the trustee, to us and to DTC within thirty business days immediately following the Change Date, of the Successor ADS Stock Issuer, the Successor ADS Stock, the Share Delivery Amount and the Trigger Price for such Successor ADS Stock, as well as the Original ADS so replaced. We expect that such notice will be passed on to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the calculation agent selects the Underlying ADS Stock to be the Underlying Stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, the Share Delivery Amount will be adjusted by multiplying the prior Share Delivery Amount by, and the Trigger Price will be adjusted by dividing the prior Trigger Price by, the number of shares of the Underlying ADS Stock represented by a single ADS.

If the calculation agent selects the Underlying ADS Stock to be the Underlying Stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, unless otherwise specified in the relevant terms supplement, to the extent that the Share Delivery Amount is otherwise due at maturity, we will be deemed to have elected to deliver the Cash Equivalent thereof (payable in U.S. dollars) in lieu of the Share Delivery Amount.

Regardless of whether an ADS serving as the Underlying Stock is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or whether the ADS facility between the issuer and the ADS depositary is terminated for any reason, you will receive at maturity an amount in cash equal to your principal amount unless the Final Price of the Underlying Stock is below the Trigger Price.

On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the Underlying ADS Stock or the relevant non-U.S. security, as applicable, relative to the U.S. dollar as reported by Reuters Group PLC ("Reuters") on the relevant page for such rate at approximately the closing time of the Relevant Exchange for the Underlying ADS Stock or such non-U.S. security, as applicable, on such day. However, if such rate is not displayed on the relevant Reuters page on such date of determination, the applicable exchange rate on such day will equal an average (mean) of the bid quotations in The City of New York received by the calculation agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, from three recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation) or, (2) if the calculation agent is unable to obtain three such bid quotations, the average of such bid quotations obtained from two recognized foreign exchange dealers or, (3) if the calculation agent is able to obtain such bid quotation from only one recognized foreign exchange dealer, such bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate principal amount of the notes for settlement on the third business day following the date of determination. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent will determine the applicable exchange rate in its sole discretion.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case of an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes will be calculated as if the date of acceleration were the Final Valuation Date, plus, if applicable, any accrued and unpaid interest on the notes. Upon any acceleration of the notes, any interest will be calculated on the basis of 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Coupon Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address the U.S. federal income tax consequences of the ownership or disposition of the Underlying Stock that a holder may receive at maturity. You should consult your tax adviser regarding the potential U.S. federal tax consequences of the ownership and disposition of the Underlying Stock.

This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding a note as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

We and you will agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the notes for U.S. federal income tax purposes as units comprising (i) an option written by you (an "Option") that requires you to purchase the Share Delivery Amount of the Underlying Stock from us (or, at our option, the Cash Equivalent thereof) at maturity for an amount equal to the Deposit (as defined below) under circumstances where the payment at maturity is the Share Delivery Amount (or the Cash Equivalent) and (ii) a deposit of the Principal Amount to secure your potential obligation to purchase the Share Delivery Amount or the Cash Equivalent (a "Deposit"). Under this characterization, we and you will agree to treat a portion of each coupon payment made with respect to the notes as interest on the Deposit, and the remainder as premium paid to you (the "Premium") in consideration of your entry into the Option. We will specify in the relevant terms supplement the portion of each coupon payment that we will allocate to interest on the Deposit and to Premium, respectively. We intend to seek an opinion from Davis Polk & Wardwell LLP, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the notes as units comprising an Option and a Deposit for U.S. federal income tax purposes. Whether our special tax counsel expresses an opinion regarding the characterization of the notes will be indicated in the applicable terms supplement. No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that this characterization and treatment of the notes are respected.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;

- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

Assuming the characterization of the notes described above is respected, and the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies.

Tax Treatment of Coupon Payments

Because the term of the notes is not more than one year, the Deposit will be treated as a short-term obligation for U.S. federal income tax purposes. Under the applicable Treasury regulations, the Deposit will be treated as being issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Accordingly, accrual-method holders, and cash-method holders who so elect, should include the discount in income as it accrues on a straight-line basis, unless they elect to accrue the discount on a constant-yield method based on daily compounding. Cash-method holders who do not elect to accrue the discount in income currently should include interest paid on the Deposit upon its receipt. Additionally, cash-method holders who do not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry a note in an amount not exceeding the accrued discount until it is included in income.

Premium will be taken into account as described below.

Sale or Exchange of a Note

Upon sale or exchange of a note prior to maturity, you generally will be required to recognize an amount of short-term capital gain or loss equal to the difference between (i) the proceeds received minus the amount of accrued but unpaid discount on the Deposit and (ii) the purchase price you paid for the note minus the total Premium you have received from us. This amount represents the net of the gain or loss attributable to the termination of the Option and the gain or loss attributable to the sale of the Deposit. You will recognize interest income with respect to accrued discount on the Deposit that you have not previously included in income. You should consult your tax adviser regarding the separate determination of gain or loss with respect to the Option and the Deposit.

Tax Treatment at Maturity

Subject to the next sentence, cash payments received at maturity in respect of accrued and unpaid coupon payments on a note will be treated as described above under "Tax Treatment of Coupon Payments." If a note is held to maturity and the Option expires unexercised (*i.e.,* you receive a cash payment at maturity equal to the amount of the Deposit plus any accrued and unpaid coupon payments, which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Premium payments received.

If you receive the Share Delivery Amount (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied the Deposit toward the physical settlement of the Option. You generally will not recognize gain or loss with respect to the Premium or the Underlying Stock received. Instead, you generally will have an aggregate basis in the Underlying Stock you receive (including any fractional shares) equal to the Deposit minus the total Premium received, and that basis will be allocated proportionately among the shares. Your holding period for the Underlying Stock will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of Underlying Stock, you will recognize gain or loss in an amount equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

If you receive the Cash Equivalent (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Option). You will recognize short-term capital gain or loss in an amount equal to the difference between (i) the Cash Equivalent plus the total Premium received and (ii) the Deposit.

Notes with a Term of More than One Year

Assuming the characterization of the notes described above is respected, and the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year, the following discussion applies.

Tax Treatment of Coupon Payments

Interest paid with respect to the Deposit will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes.

Premium will be taken into account as described below.

Sale or Exchange of a Note

Upon sale or exchange of a note prior to maturity, you should apportion the amount realized between the Deposit and the Option based on their respective values on the date of sale or exchange. The amount of capital gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit (excluding any amount attributable to the accrued but unpaid interest on the Deposit, which will be treated as a payment of interest), minus your tax basis in the Deposit. That gain or loss will be long-term capital gain or loss if the note was held for more than one year.

The amount realized that is attributable to the Option, together with the total Premium received over the term of the notes, will be treated as short-term capital gain or loss.

If the value of the Deposit on the date of sale or exchange exceeds the amount realized on the sale or exchange of the note, you will be treated as having (i) sold or exchanged the Deposit for an amount equal to its value on that date and (ii) made a payment to the purchaser of the note equal to the amount of the excess, in exchange for the purchaser's assumption of the Option. In this case, your capital gain or loss in respect of the Option will equal the total Premium received over the term of the note minus the amount deemed to be paid by you in exchange for the purchaser's assumption of the Option.

Tax Treatment at Maturity

Subject to the next sentence, cash payments received at maturity in respect of accrued and unpaid coupon payments on a note will be treated as described above under "Tax Treatment of Coupon Payments." If a note is held to maturity and the Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus any accrued and unpaid coupon payments, which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Premium payments received.

If you receive the Share Delivery Amount (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied the Deposit toward the physical settlement of the Option. You generally will not recognize gain or loss with respect to the Premium or the Underlying Stock received. Instead, you generally will have an aggregate basis in the Underlying Stock you receive (including any fractional shares) equal to the Deposit minus the Premium received, and that basis will be allocated proportionately among the shares. Your holding period for the Underlying Stock will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of Underlying Stock, you will recognize gain or loss equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

If you receive the Cash Equivalent (plus the final coupon payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the Cash Equivalent plus the total Premium received and (ii) the Deposit.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially and adversely from our description above. For example, if the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year, the IRS might treat the notes as "contingent payment debt instruments." In that event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount, or "OID," on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold your notes, and any gain recognized at expiration or upon sale or other disposition of your notes (including on receipt of the Share Delivery Amount at maturity) would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes are possible. For instance, you could be required to include the full amount of the periodic payments on the notes as ordinary income in accordance with your method of accounting. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for U.S. Holders of the notes are the timing and character of income or loss (including whether the Premium might be currently included as ordinary income). You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Unless otherwise provided in the relevant terms supplement, based on the advice of our special tax counsel, there should be no income or withholding tax on income or gain from a note provided, generally, that you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements, and that these amounts are not effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments described therein should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an "Agent" or "JPMS"), UBS Financial Services Inc. (an "Agent" or "UBS") and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMS and UBS, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMS will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. The underwriting arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMS or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMS may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMS may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMS must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMS is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMS may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMS is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to a terms supplement is not purchased by investors, JPMS will retain the unsold portion of the applicable offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of any series of notes will not exceed 15% of the aggregate principal amount of those notes. Any unsold portion may affect the supply of applicable notes available for secondary trading and, therefore, could adversely affect the price of the applicable notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. UBS-8-A-II, or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. UBS-8-A-II, or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. UBS-8-A-II, and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the Settlement Date for the notes will be the third business day following the Trade Date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. UBS-8-A-II nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. UBS-8-A-II nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. UBS-8-A-II and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i) to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii) to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv) to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. UBS-8-A-II and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1. Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2. Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3. Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4. Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

   (i) the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

   (ii) the size of the investor's securities portfolio exceeds €500,000;

   (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

   provided this person has:

   (a) expressly requested the AFM to be considered as a qualified investor; and

   (b) been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

   (a) an average number of employees during the financial year of at least 250;

   (b) total assets of at least €43,000,000; or

   (c) an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

   (a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

   (b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. UBS-8-A-II nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. UBS-8-A-II, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. UBS-8-A-II and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

STRUCTURED PRODUCTS CHARACTERIZATION

To help investors identify appropriate investment products ("structured products"), structured products can be organized into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The notes are classified as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of principal repayment features that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

- ***Protection Strategies*** are structured to compliment and provide the potential to outperform traditional fixed income instruments. These structured products are generally designed for investors with low to moderate risk tolerances.

- ***Optimization Strategies*** are structured to provide the opportunity to enhance market returns or yields and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.

- ***Performance Strategies*** are structured to provide efficient access to markets and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.

- ***Leverage Strategies*** are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are generally designed for investors with high risk tolerances.

In order to benefit from any type of limited market exposure, investors must hold the note to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is neither a substitute or proxy for, nor is it intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and shall not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)   the purchaser, holder or purchaser or holder's fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise, or failure to exercise, any rights we have under or with respect to the notes;

(ii)   we and our affiliates have and shall act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of any investor;

(iv)   our interests are adverse to the interests of any purchaser or holder; and

(v)   neither we nor any of our affiliates are fiduciaries or advisers of the purchaser or holder in connection with any such assets, positions or transactions and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.